UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70418

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MEC Global Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street 17th Floor
(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randall Wilbert	**617-476-2772**	**randy.wilbert@mecgp.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, middle name)

135 West 50th Street	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**339**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Wilbert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MEC Global Partners LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



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MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25
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Signature:

Title:

Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MEC Global Partners LLC
(A Wholly Owned Subsidiary of MEC Global Partners CH LLC)

Financial Statement

December 31, 2022

(With Report of Independent Registered Public Accounting Firm)

MEC Global Partners LLC
(A Wholly Owned Subsidiary of MEC Global Partners CH LLC)
Table of Contents

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of MEC Global Partners LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of MEC Global Partners LLC, (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Mazars USA LLP

New York, New York
February 17, 2023

MEC Global Partners LLC
(A Wholly Owned Subsidiary of MEC Global Partners CH LLC)
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	318,175
Prepaid expenses		16,334
Total Assets	$	334,509
Liabilities and Member's Equity		
Related party payable	$	174,953
Accounts payable and accrued liabilities		41,630
Total Liabilities		216,583
Total Member's Equity		117,926
Total Liabilities and Member's Equity	$	334,509

The accompanying notes are an integral part of this financial statement.

MEC Global Partners LLC
(A Wholly Owned Subsidiary of MEC Global Partners CH LLC)
Notes to Financial Statement
December 31, 2022

(1) Business and Organization

MEC Global Partners LLC (the "Company") was formed on February 19, 2019 as a Delaware limited liability company. The Company is a member of the Financial Industry Regulatory Authority, Inc ("FINRA") and became a registered broker-dealer under the Security Exchange Act of 1934 effective April 9, 2020. The Company is a wholly owned subsidiary of MEC Global Partners CH LLC (the "Parent"). The Parent is a wholly owned subsidiary of MEC Global Partner Holdings LLC (the "Affiliate"). The Company is a limited purpose broker-dealer, specializing in the placement of affiliated private real estate funds.

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a) Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Prepaid Expenses

The Company from time to time makes payments in advance to third parties for insurance, regulatory fees or other items. As of December 31, 2022, the Company had $16,334 of prepaid expenses reported on its statement of financial condition.

(c) Income Taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes.

As of December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years.

In accordance with ASC 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2022. The Company is subject to income tax examination by the Internal Revenue Service, and other jurisdictions, however there are currently no audits in progress.

MEC Global Partners LLC

(A Wholly Owned Subsidiary of MEC Global Partners CH LLC)
Notes to Financial Statement
December 31, 2022

(3) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist of a cash balance being maintained with a bank which at times may exceed federally insured limits.

(4) Commitments & Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

(5) Related-Party Transactions

Under the terms of the current administrative services agreement with the Parent and the Affiliate, the Company is responsible for payment of its share of professional and administrative salaries, health insurance, and a sublicense fee for office space and equipment. As of December 31, 2022, the related party payable was $174,953.

(6) Net Capital

The Company, as a registered broker dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). Pursuant to Rule 15c3-1 the Company has a minimum net capital requirement of the higher of $5,000 or 6.66% of aggregate indebtedness, and the percentage of aggregate indebtedness to net capital cannot exceed 1500% pursuant to the rule. As of December 31, 2022, the Company had net capital of $101,592 and excess net capital of $87,153. The percentage of aggregate indebtedness to net capital was 213.19%.

(7) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date these financial statements were available to be issued